UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 30, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or the “Company”)

AVAILABILITY OF B-BBEE COMPLIANCE REPORT

Johannesburg, Wednesday, 30 June 2021. Harmony remains a company committed to the transformation agenda in South Africa. As such, we wish to remind the Company’s shareholders and stakeholders that the Company’s B-BBEE annual compliance report is available on the Company’s website https://www.harmony.co.za/sustainability/social and was also submitted to the BEE Commissioner.

Please also refer to the announcement on 23 October 2020 wherein the Company directed its shareholders to the disclosed Broad-Based Black Economic Empowerment report included on pages 125 to 127 of its Integrated Annual Report 2020 in compliance with Section 13G (2) of the Broad-Based Black Economic Empowerment Amendment Act No. 46 of 2013 as amended, and paragraph 16.21(g) of the JSE Limited Listings Requirements.

Ends.

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Max Manoeli
Investor Relations Manager
+27 (0) 82 759 1775

Johannesburg, South Africa
30 June 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 30, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director